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Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE              CONTACT:   Pamela Sherry
                                              336-584-5171, Ext. 4855
                        SHAREHOLDER DIRECT:   800-LAB-0401
                                              www.labcorp.com

 LABCORP-REGISTERED TRADEMARK-'S FORENSIC CRIME LABORATORY RECEIVES
                PRESTIGIOUS DNA TESTING ACCREDITATION


     BURLINGTON, NC, AUGUST 5, 1998 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced that its forensic crime laboratory located at LabCorp's Center for Molecular Biology and Pathology in Research Triangle Park, North Carolina, has been accredited by the American Society of Crime Laboratory Directors, Laboratory Accreditation Board (ASCLD/LAB) in the category of DNA testing. Under the Crime Laboratory Accreditation Program managed by the ASCLD/LAB, a crime laboratory undergoes a comprehensive and in-depth inspection to demonstrate that its management, operations, employees, procedures and instruments, physical plant and security, and personnel safety procedures meet stringent quality standards.

     "Earning this prestigious accreditation is a significant milestone for LabCorp," said Dr. Marcia Eisenberg, Director of LabCorp's Forensic Identity Testing laboratory. "Our forensic crime laboratory is differentiated by the premier quality of our people, our processes, and our knowledge of forensic science. We are truly honored to have been granted such a distinguished accreditation." LabCorp is one of 174 ASCLD accredited crime laboratories worldwide, and is one of only three private crime laboratories holding the accreditation.

     ASCLD was established to improve the quality of laboratory services provided to the criminal justice system. It also develops criteria which can be used by a laboratory to assess its level of performance and strengthen its operation, provides an independent, impartial, and objective system by which laboratories can benefit from a total operational review, and offers a means of identifying those laboratories which have demonstrated that they meet established standards. Meeting 100 percent of the standards deemed "essential" is required for the accreditation. Essential standards directly and fundamentally affect the work product of the laboratory or the integrity of the physical evidence. Accreditation is granted for a period of five years provided that a laboratory continues to meet the standards during that period.

     Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory organization with annual revenues of $1.5 billion in 1997. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analyses to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed-care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.
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